SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 23 September, 2003


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                            Pre Close Statement

                        Six months to 30 September 2003



                                   Highlights



   *Strong growth in underlying earnings.

   *Profit growth in all Divisions.

   *Positive gap between income and cost growth.

   *Asset quality remains robust.

   *Strong capital ratios.

   *Rolling share buy-back programme.


"The Group's impressive record of consistent, high quality and sustainable earnings will again be demonstrated in the half year to September 2003."

Mike Soden
Group Chief Executive





                               23 September 2003



Pre Close Briefings with analysts

Bank of Ireland Group will meet market analysts ahead of its close period for the half year ended 30 September 2003. This statement is issued in advance of these meetings.


Bank of Ireland Group

Profit before taxation and exceptional items and alternative earnings per share are expected to show a mid single digit percentage growth over 30 September 2002. All Divisions of the Group performed well, especially in the context of testing economic conditions in some markets. The underlying half year outturn would have been at the high end of the single digit spectrum but for the bank levy in the Republic of Ireland (EUR14 million in the half year), which did not apply last year, and the impact of the strengthening of the euro against sterling.

Equity values impact directly on some 10% of Group revenues, principally from the Life Assurance and Asset Management businesses. The recovery in equity markets since the beginning of the year has, therefore, benefited the half year result.

The Group's net interest margin has been adversely impacted by the low interest rate environment and margin attrition of high single digit basis points is expected compared to the same period last year.

The Group is expected to exceed its targeted positive gap between growth in income and costs. Income growth of low single digit percentage will exceed cost growth for the half year.

Asset Quality

The quality of the Group's loan book remains strong, despite a testing economic climate in Ireland and internationally. Whilst historically low interest rates continue to be a positive factor in maintaining credit quality some sectors of the international lending environment continue to be challenging and there will be some increase in balances under provision.

The loan loss charge and the arrears experience as a percentage of the total loan book are expected to show marginal improvement on the March 2003 position. The quality of the loan book continues to reflect a prudent and consistent approach to the underwriting and management of credit across the Group.


Capital

The Group will report strong capital ratios. The Group has continued its rolling share buy back programme which commenced in February this year. To date, the Group has purchased 36.7 million units of stock at a total cost of c. EUR380 million representing 3.6% of the outstanding stock in issue.


Operating Performance by Business Divisions


Retail Republic of Ireland

Retail Republic of Ireland is expected to report strong increases in volumes, market share gains, robust asset quality and good cost containment.

Reported profits for this half year are expected to grow by a low single digit percentage over the corresponding period last year. When gains from property disposals are excluded from both periods, mid single digit percentage profit growth is expected.

Lending volumes are expected to increase by a high teens percentage, with mortgage lending continuing to show mid to high twenties percentage growth and other lending also well ahead by high single digit percentage growth. Resources volumes are expected to show a mid to high single digit percentage increase.

The net interest margin is expected to contract due to the historically low level of interest rates and faster growth in lower margin assets. Mid single digit growth is expected in net interest income.

Lower property disposal gains in the period under review will impact on the reported non interest income line. Excepting these gains, mid to high single digit growth is expected.

Mid single digit cost growth is expected in the period.

Loan losses are expected to be slightly higher but little changed as a percentage of average advances.



Bank of Ireland Life

Profit before taxation will be significantly higher than the corresponding period last year, boosted by the strong recovery in world equity markets in the year to date and the benefit of a discount rate reduction in line with current market levels and in accordance with ABI guidelines. A reduction in new business levels, primarily due to the termination of the Irish Government sponsored savings scheme (SSIAs), will cause lower operating profits by low to mid twenties percentage. Excluding this scheme, new business volumes increased by a low single digit percentage.


Wholesale Financial Services

Profit before tax is expected to show low single digit percentage growth over last September, with income growth of low single digit exceeding cost growth and somewhat higher loan losses.

Corporate Banking is expected to report a mid to high single digit percentage loan growth and a strong trading performance in Treasury and International will result in increased profits from that business.

Private Banking, Davy, First Rate Enterprises and IBI Corporate Finance are expected to produce satisfactory performances in the first half.


UK Financial Services

UK Financial Services (UKFS) is expected to report high single-digit percentage profit growth (before goodwill amortisation) in constant currency compared to the same period last year.

Good progress will be evident in the management of costs and in the enhancement of revenue from mortgage lending and business banking. Cost and income growth will remain in balance. The former has been positively impacted by the rationalisation of the IFA businesses, although there was some associated decline in revenue.

High single digit growth is expected to be reported in the loan book. The loan loss charge will be significantly lower than the corresponding period and asset quality remains strong. There will be some margin attrition due to the lower interest rate environment. Resources are expected to decline by a mid single digit percentage.

UKFS Review of Operations

The Group's UK operations and strategy have been subject to review during the half year, the outcome of which has been considered by the Group Executive and the Court. The review notes the significance of the UKFS business within the Group and the quality of its performance, and re-affirms the Group's commitment to the UK market as a significant source of future growth.

Arising from the review, a wide range of income enhancement and cost reduction initiatives have been identified, which will be communicated as appropriate over coming months. A Business Improvement Programme is expected to result in annualised cost reductions of GBP30 million which will be substantially achieved within a two year timescale, and result in a cost/income ratio in the Division of less than 50%. Implementation of the programme is expected to result in exceptional costs, over the period of the programme, of c. GBP35 million, and we anticipate an element of this cost will be included in the half year.

Business reorganisation and the expansion of high potential activities are targeted to achieve above trend revenue growth and the Division is projected to deliver consistent high single digit percentage profits growth.


Asset Management Services

The improvement in global equity markets during the period has positively impacted on the value of assets under management.

Profit before tax for the Division is expected to grow by a mid single digit percentage over the same period last year. New business levels remain satisfactory.

Bank of Ireland Securities Services (BOISS), the custody and fund administration business, continues to perform well. During the period under review, BOISS substantially completed the sale of its share of the alliance it operated with State Street. The profit on the sale of the Group share will be shown as an exceptional item and excluded from earnings per share.


Ends

23 September 2003

Interim results for the half year to 30 September 2003 will be published on Thursday 13 November 2003.

For further information:

John O'Donovan   Group Chief Financial Officer              353 1 632 2054
Fiona Ross       Head of Group Investor Relations           353 1 604 3501
David Holden     Head of Group Corporate Communications     353 1 604 3833


This announcement contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish economy and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 23 September, 2003